August 14, 2025

Larry Choi
Chief Executive Officer
Rainbow Capital Holdings Limited
No. 710, 7/F, Wing On House
No. 71 Des Voeux Road Central
Central, Hong Kong

       Re: Rainbow Capital Holdings Limited
           Amendment No. 5 to Registration Statement on Form F-1
           Filed August 4, 2025
           File No. 333-284975
Dear Larry Choi:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2025 letter.

Amended Registration Statement on Form F-1/A Filed August 4, 2025
Summary of Risk Factors
Risks related to doing business in Hong Kong, page 3

1. We note your revised disclosure on page 3 related to your filing obligations with the
       CSRC when you sponsor a PRC client for an oversees offering or listing. Your revised disclosure states that in the filing with the CSRC you must designate "the authority approving the establishment" and "the licensing authority" without defining those terms. Please revise your disclosure to explain the those terms and provide an example by disclosing the identity of the relevant authorities that Rainbow identified in its submission to the CSRC.
2. We note that in your undertakings with the CSRC, as a sponsor or underwriter for a a
 August 14, 2025
Page 2

       PRC domestic client conducting an overseas offering or listing, your operating subsidiary confirms that you will "assume the corresponding legal responsibilities."
       Clarify the potential liability or other consequences that Rainbow, its subsidiaries or officers and directors assume under this undertaking.
3. We note that your PRC counsel advised you that "there were no policies adopted by the PRC government to impose restrictions on our industry." However, we that in the disclosure you revised in response to Comments 1 and 2 in the second bullet point on page 3 discusses the oversight of the activities that sponsors and lead underwriters conducted by the CSRC, as well as the filing obligations that you must meet. Please clarify this apparent inconsistency between the disclosure in the first and second bullet point on page 3. Make conforming changes to your disclosure on page 16. Please contact Shannon Davis at 202-551-6687 or Robert Klein at
202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-
3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Alex Weniger-Araujo